EXHIBIT 99.1

XORTX to Present at BIO International Convention 2022

CALGARY, Alberta, June 13, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce its participation in the BIO International Convention 2022, being held June 13th through 16th, 2022. Dr. Allen Davidoff, XORTX’s CEO, will present an overview on the Company, including the Company’s progress to date and planned future regulatory and clinical activities.

Dr. Allen Davidoff, CEO of XORTX stated, “We are pleased that XORTX has been accepted to present at the BIO International Convention 2022. This presentation and accompanying meetings represent an opportunity to continue outreach to pharmaceutical partners, licencing contacts and industry partners. XORTX looks forward to a busy, productive week with more than 30 scheduled meetings.”

The three-day biotechnology and pharmaceutical science conference will be held at the San Diego, Convention Center. The presentation by CEO of XORTX, Dr. Allen Davidoff will take place, on Monday, June 13th at 2 pm Theater 1. The presentation will not be available by webcast.

Pharmaceutical or biotechnology partners can schedule one-on-one meetings with Dr. Allen Davidoff and Mr. Amar Keshri, by registering with BIO International and then proceeding through to the BIO International 2022 1-on-1 meeting platform.

XORTX continues to build a strong, experienced, capable research and development team to conduct our upcoming registration trial, including the transition of Dr. David MacDonald from Chief Technology Officer to consultant focused on regulatory and clinical operations for the Company.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release may contain express or implied forward-looking statements pursuant to Canadian and U.S. Federal securities laws. These forward-looking statements and their implications are based on the current reasonable expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s most recently filed Annual Information Form and the Management Discussion and Analysis for its most recent financial reporting period filed on the Company’s SEDAR profile (www.sedar.com) and under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) available on the SEC's website, www.sec.gov.